EXHIBIT 99.1

Intermap Expands Global Insurance Business with Three-Year Fairfax Financial Subscription

Integrated flood risk and property valuation solution advances recurring revenue strategy and supports expansion across markets

DENVER, Sept. 21, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics, today announced a three-year subscription agreement with Colonnade Insurance S.A. (“Colonnade”) for an integrated flood risk and property valuation solution. Colonnade is a Luxembourg-based non-life insurance company owned by Fairfax Financial Holdings, a Canadian international financial services holding company listed on the Toronto Stock Exchange. Through its subsidiaries, Fairfax is engaged in property, liability and casualty insurance, reinsurance and investment management. The agreement advances Intermap’s strategy to scale recurring insurance analytics solutions across global markets.

The solution enables Colonnade to assess flood exposure, market value and replacement value within a single operational workflow using detailed, current and traceable property information.

“Insurance is a global growth market for Intermap, and this agreement demonstrates how our model scales,” said Patrick A. Blott, Chairman and CEO of Intermap Technologies. “Intermap is increasingly providing valuable business intelligence solutions that leverage our proprietary global geospatial data, software and expertise. We solve complex business problems by transforming geospatial information into recurring subscription solutions that can be deployed across customers, portfolios and geographies. The Colonnade deployment combines immediate operational value with a path to broader adoption, reflecting how we intend to grow our commercial insurance business worldwide.”

The agreement illustrates how Intermap applies its global geospatial intelligence and analytics to solve market-specific challenges for insurers across jurisdictions. The solution is designed to strengthen residential underwriting, portfolio review and customer-facing insurance processes while reducing the need to reconcile information from separate sources.

“Establishing an appropriate insured value is fundamental to protecting our clients,” said Marián Bátovský, CEO of Colonnade Insurance in the Czech Republic. “Combining property valuation and flood exposure in one digital workflow supports more consistent underwriting today and provides a scalable foundation as our business develops across markets.”

The subscription begins in the Czech Republic, with planned expansion into Slovakia and Hungary in 2027. Intermap and Colonnade have established an objective of extending the offering more broadly across Colonnade’s operations in Central and Eastern Europe by 2028, providing a defined path from an initial deployment to multi-country adoption.

Recent natural catastrophes, including volcanic activity in Indonesia, a major earthquake in Colombia and catastrophic flooding in Nepal, underscore the critical need for timely, location-specific risk intelligence. These events demonstrate the importance of geospatial intelligence in supporting disaster preparedness and response, guiding development and infrastructure decisions and helping governments, insurers and businesses allocate capital and resources efficiently and effectively.

Property insurers worldwide require reliable hazard intelligence and current valuation data to establish appropriate coverage, identify potential underinsurance and manage concentrations of risk across diverse portfolios. Munich Re’s NatCatSERVICE estimates that natural disasters caused approximately US$224 billion in global losses during 2025, of which insurers covered approximately US$108 billion. Intermap’s combined offering supports online market valuation of residential units, replacement value calculations for family homes and consistent property-level analysis across insurance workflows.

Swiss Re Institute reports that global insured natural catastrophe losses have increased by 5% to 7% annually in real terms over the long term, driven primarily by rising exposure and costs. Intermap’s insurance solutions combine proprietary, public and commercially available datasets with a 3D data foundation spanning more than 300 million square kilometers across more than 150 countries. This global foundation enables the Company to deliver location-specific risk intelligence for underwriting, accumulation management and portfolio monitoring through a repeatable enterprise subscription model.

Learn more about Intermap’s global insurance solutions here.

Intermap Reader Advisory

Certain information provided in this news release, including references to the planned expansion of Intermap’s Flood Risk and Property Valuation Analytics solution to additional Colonnade Insurance S.A. operations, broader adoption of the solution, the scalability of Intermap’s insurance platform, growth in recurring subscription revenue and the expansion of Intermap’s commercial insurance business globally, constitutes forward-looking statements. The words “anticipate,” “expect,” “project,” “estimate,” “forecast,” “will,” “would,” “may,” “plan,” “intend,” “grow,” “expand,” “scale” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes these statements are based on information and assumptions that are current, reasonable and complete, they are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, customer adoption, the timing and scope of planned deployments, the Company’s ability to commercialize and scale solutions across markets, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances and international and political considerations, as well as the risks and uncertainties discussed in Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as of the date of this news release. The Company does not undertake any obligation to update publicly or revise the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Colonnade Insurance S.A.
Colonnade Insurance S.A. is a Luxembourg-based non-life insurance company wholly owned by Fairfax Financial Holdings Limited. The company was established to support Fairfax’s strategic expansion of its insurance business in Central and Eastern Europe.

About Intermap Technologies
Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions supporting risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap’s proprietary 3D data foundation spans more than 300 million square kilometers across more than 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266